                                                                      Exhibit 99

                           MICROFINANCIAL INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

         Report of Independent Accountants                                                                F-2

         Financial Statements:

         Consolidated Balance Sheets as of December 31, 1998 and 1999                                     F-3

         Consolidated Statements of Operations for the years ended December 31, 1997, 1998
         and 1999                                                                                         F-4

         Consolidated Statements of Stockholders' Equity for the years ended December 31, 1997,
         1998 and 1999                                                                                    F-5

         Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998
         and 1999                                                                                         F-6

         Notes to Consolidated Financial Statements                                                       F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS


         To the Board of Directors and Stockholders of MicroFinancial
         Incorporated:

         In our opinion, the accompanying consolidated balance sheets and the related statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of MicroFinancial Incorporated (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



         PRICEWATERHOUSECOOPERS LLP



         Boston, Massachusetts
         February 21, 2000

                          MICROFINANCIAL INCORPORATED
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                           DECEMBER 31,
                                                  -----------------------------
                                                     1998                1999
                                                  ---------           ---------
                             ASSETS

Net investments in leases and loans:
  Receivables due in installments                 $251,060            $321,578
  Estimated residual value                          17,562              21,070
  Initial direct costs                               4,260               8,164
  Loans receivable                                  12,253              20,073
  Less:
     Advance lease payments and deposits            (1,081)             (2,164)
     Unearned income                               (74,520)           (100,815)
     Allowance for credit losses                   (24,850)            (41,719)
                                                  ----------------------------
Net investment in leases and loans                $184,684            $226,187
Investments in service contracts                     8,920              14,250
Cash and cash equivalents                            6,817              11,062
Property and equipment, net                          6,747               7,713
Other assets                                         3,086               6,644
                                                  ----------------------------
       Total assets                               $210,254            $265,856
                                                  ============================


                      LIABILITIES, REDEEMABLE CONVERTIBLE
                    PREFERRED STOCK AND STOCKHOLDERS' EQUITY


Notes payable                                     $130,421            $144,871
Subordinated notes payable                          24,421               9,238
Capitalized lease obligations                          774               1,244
Accounts payable                                       149                 339
Dividends payable                                      346                 514
Other liabilities                                    5,481               4,748
Income taxes payable                                   625               3,544
Deferred income taxes payable                       18,554              22,520
                                                  ----------------------------
       Total liabilities                           180,771             187,018
                                                  ============================

Commitments and contingencies                           --                  --
Redeemable convertible preferred stock
  (liquidation preference $12 and $0, at
  December 31, 1998 and 1999, respectively)             --                  --
Stockholders' equity:
  Common Stock                                          99                 133
  Additional paid-in capital                         1,816              47,920
  Retained earnings                                 27,956              36,656
  Treasury stock, at cost                             (138)             (5,777)
  Notes receivable from officers and employees        (250)                (94)
                                                  ----------------------------
       Total stockholders' equity                   29,483              78,838
                                                  ----------------------------
       Total liabilities and stockholder's
         equity                                   $210,254            $265,856
                                                  ============================

The accompanying notes are an integral part of the consolidated financial statements

                          MICROFINANCIAL INCORPORATED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                               ---------------------------------
                                                    1997      1998      1999
                                                  -------   -------   -------

Revenues:
  Income on financing leases and loans            $45,634   $47,341   $55,545
  Income on service contracts                         501     2,565     6,349
  Rental income                                    10,809    16,118    21,582
  Loss and damage waiver fees                       5,448     5,441     5,660
  Service fees                                      5,788     5,035     9,325
                                               ---------------------------------
     Total revenues                                68,180    75,500    98,461
                                               ---------------------------------

Expenses:
  Selling general and administrative               17,252    20,061    24,416
  Provision for credit losses                      21,713    19,075    37,836
  Depreciation and amortization                     3,787     5,076     7,597
  Interest                                         11,890    12,154    10,375
                                               ---------------------------------
     Total expenses                                54,642    53,366    80,224
                                               ---------------------------------

Income before provision for income taxes           13,538    20,134    18,237
Provision for income taxes                          5,886     8,210     7,509
                                               ---------------------------------

Net Income                                        $ 7,652   $11,924   $10,728
                                               =================================

Net Income per common share - basic               $  0.78   $  1.21   $  0.84
                                               =================================

Net Income pre common share - diluted             $  0.76   $  1.19   $  0.83
                                               =================================

Dividends per common share                        $ 0.115   $ 0.135   $ 0.155
                                               =================================

The accompanying notes are an integral part of the consolidated financial statements

                          MICROFINANCIAL INCORPORATED
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended December 31, 1997, 1998, and 1999
                       (in thousands, except share data)


                                                                                                     NOTES
                                       COMMON STOCK     ADDITIONAL               TREASURY STOCK    RECEIVABLE    TOTAL
                                  --------------------   PAID-IN     RETAINED   ----------------      FROM    STOCKHOLDERS'
                                     SHARES     AMOUNT   CAPITAL     EARNINGS   SHARES    AMOUNT    OFFICERS     EQUITY
                                  -----------------------------------------------------------------------------------------
Balance at December 31, 1996       9,683,340     $97    $ 1,442       $10,841   156,940 $  (100)    $(101)       $12,179
Exercise of stock options            120,910       1        162                                                      163
Common stock dividends                                                 (1,127)                                    (1,127)
Purchase of treasury stock            (5,250)                                     5,250     (38)                     (38)
Notes receivable from officers
  and employees                                                                                       (63)           (63)
Net income                                                              7,652                                      7,652
                                  -----------------------------------------------------------------------------------------

Balance at December 31, 1997       9,799,000      98      1,604        17,366   162,190    (138)     (154)        18,766
Exercise of stock options            114,166       1        212                                                      213
Common stock dividends                                                 (1,334)                                    (1,334)
Conversion of preferred stock to
  common stock                        19,600
Notes receivable from officers
  and employees                                                                                       (86)           (86)
Net income                                                             11,924                                     11,924
                                  -----------------------------------------------------------------------------------------

Balance at December 31, 1998       9,932,766      99      1,816        27,956   162,190    (138)     (250)        29,483
Initial public offering            3,400,000      34     46,082                                                   46,116
Exercise of stock options             14,960                 22                                                       22
Common stock dividends                                                 (2,028)                                    (2,028)
Treasury stock repurchased                                                      505,600  (5,639)                  (5,639)
Notes receivable from officers
  and employees                                                                                       156            156
Net income                                                             10,728                                     10,728
                                  -----------------------------------------------------------------------------------------
Balance at December 31, 1999      13,347,726     133    $47,920       $36,656   667,790 $(5,777)    $ (94)       $78,838
                                  =========================================================================================

The accompanying notes are an integral part of the consolidated financial statements

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                           MICROFINANCIAL INCORPORATED
                                                                           FOR THE YEAR ENDED
                                                                              DECEMBER 31,
                                                                    --------------------------------------
                                                                       1997          1998          1999
                                                                    ----------    ----------    ----------
Cash flows from operating activities:
     Cash received from customers                                   $ 118,444     $ 139,215     $ 157,264
     Cash paid to suppliers and employees                             (29,113)      (31,993)      (35,244)
     Interest paid                                                    (12,334)      (11,648)      (10,740)
     Interest received                                                    396           399         3,443
                                                                    --------------------------------------
          Net cash provided by operating activities                    77,393        95,973       114,723
                                                                    --------------------------------------

Cash flows from investing activities:
     Investment in lease contracts                                    (71,943)      (83,786)     (116,808)
     Investment in direct costs                                        (2,354)       (4,070)       (8,295)
     Investment in service contracts                                   (2,972)       (8,080)       (9,105)
     Investment in loans receivable                                    (2,538)      (11,683)      (11,857)
     Investment in fixed assets                                          (288)         (459)       (1,319)
     Issuance of notes from officers and employees                       (150)         (145)           (2)
     Repayment of notes from officers                                      87            59           158
     Investment in notes receivable                                      (160)         (228)         (613)
     Repayment of notes receivable                                        191           281           254
                                                                    --------------------------------------
          Net cash used in investing activities                       (80,127)     (108,111)     (147,587)
                                                                    --------------------------------------

Cash flows from financing activities:
     Proceeds from secured debt                                        56,639        96,817       121,680
     Repayment of secured debt                                        (56,194)      (83,135)     (108,003)
     Proceeds from refinancing of secured debt                        203,580       343,499       460,381
     Prepayment of secured debt                                      (203,580)     (343,499)     (460,381)
     Proceeds from short term demand notes payable                        497           280           890
     Repayment of short term demand notes payable                        (315)         (369)         (117)
     Proceeds from issuance of subordinated debt                        2,123         1,200             0
     Repayment of subordinated debt                                    (2,891)       (3,261)      (15,247)
     Proceeds from sale of common stock                                     0             0        46,116
     Proceeds from exercise of common stock options                       162           162            22
     Repayment of capital leases                                         (697)         (709)         (733)
     Purchase of treasury stock                                           (38)            0        (5,639)
     Payment of dividends                                              (1,075)       (1,282)       (1,860)
                                                                    --------------------------------------
          Net cash provided by (used in) financing activities          (1,789)        9,703        37,109
                                                                    --------------------------------------

Net increase (decrease) in cash and cash equivalents:                  (4,523)       (2,435)        4,245
Cash and cash equivalents, beginning of period:                        13,775         9,252         6,817
                                                                    --------------------------------------
Cash and cash equivalents, end of period:                           $   9,252     $   6,817     $  11,062
                                                                    ======================================

                         (continued on following page)

The accompanying notes are an integral part of the consolidated financial statements.

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (Continued)

                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,
                                                               ----------------------------------
                                                                 1997         1998        1999
                                                               -------      -------     ---------
Reconciliation of net income to net cash provided
     by operating activities:

     Net Income                                                $ 7,652      $11,924     $ 10,728
     Adjustments to reconcile net income to cash
        provided by operating activities
        Depreciation and amortization                            3,787        5,076        7,597
        Provision for credit losses                             21,713       19,075       37,836
        Recovery of equipment cost and residual value,
          net of revenue recognized Income                      41,334       51,271       52,029
        Increase (decrease) in current taxes                    (1,266)       1,285        2,919
        Increase in deferred income taxes                        4,897        7,585        3,966
     Change in assets and liabilities:
        Decrease (increase) in other assets                       (173)        (809)         232
        (Decrease) increase in accounts payable                     65           60          190
        Increase (decrease) in accrued liabilities                (616)         506         (774)
                                                               ----------------------------------
          Net cash provided by operating activities            $77,393      $95,973     $114,723
                                                               =================================
Cash paid for income taxes                                     $ 2,254         $146     $  1,339
                                                               =================================
Supplemental disclosure of noncash activities:
     Property acquired under capital leases                    $   246      $   412     $  1,203
     Accrual of common stock dividends                         $   294      $   346     $    514

     The accompanying notes are an integral part of the consolidated financial statements.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

A. Nature of Business

     MicroFinancial Incorporated (the "Company") which operates primarily through its wholly-owned subsidiary, Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,500 and an average lease term of 44 months. The Company does not market its services directly to lessees but sources leasing transactions through a network of independent sales organizations and other dealer-based origination networks nationwide. The Company funds its operations primarily through borrowings under its credit facilities and securitizations. In July 1998, the Company changed its name from Boyle Leasing Technologies, Inc. to MicroFinancial Incorporated.

     In December 1992, May 1993 and November 1994, Leasecomm Corporation created wholly owned subsidiaries, BLT Finance Corporation I ("BLT I"), BLT Finance Corporation II ("BLT II") and BLT Finance Corporation III ("BLT III"), respectively, which are special purpose corporations for the securitization and financing of lease receivables.

     While the Company generally does not sell its interests in leases, service contracts or loans to third parties after origination, the Company does, from time to time, contribute certain leases to special purpose corporations for purposes of obtaining financing in connection with its lease receivables. As these transfers do not result in a change in control over the lease receivables, sale treatment and related gain recognition under SFAS No. 125 does not occur. Accordingly, the lease receivable and related liability remain on the balance sheet.

     During 1997 and 1996, the credit facilities related to the securitization on BLT I and BLT II were paid off, respectively. Both of these subsidiaries were dissolved on December 31, 1997.


B. Summary of Significant Accounting Policies

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Stock Splits

     On June 16, 1997, the Company's Board of Directors authorized a ten-for-one stock split. This resulted in the issuance of 4,432,824 additional shares of common stock. On June 12, 1998, the Company's Board of Directors authorized a two-for-one stock split to be effective with the Company's initial public offering. The two-for-one stock split resulted in the issuance of 5,047,478

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

additional shares of common stock, including the automatic conversion of 9,800 shares of preferred stock to 19,600 shares of common stock. All share and per share amounts have been restated to reflect these stock splits.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with initial maturities of less than three months to be cash equivalents. Cash equivalents consist principally of overnight investments.

Leases and Loans

     The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Residual value is estimated to be 5% of the gross lease receivable. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method which results in a level rate of return on the net investment in leases. Unamortized unearned lease income and initial direct costs are written off if, in the opinion of management, the lease agreement is determined to be impaired. It is management's opinion given the nature of its business and the large number of small balance lease receivables that a lease is impaired when one of the following occurs: (i) the obligor files for bankruptcy; (ii) the obligor dies and the equipment is returned; or (iii) when an account has become 360 days past due. It is also management's policy to maintain an allowance for credit losses that will be sufficient to provide adequate protection against losses in its portfolio. Management regularly reviews the collectibility of its lease receivables based upon all of its communications with the individual lessees through its extensive collection efforts and through further review of the creditworthiness of the lessee.

     In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. An impairment is recognized when expected cash flows to be realized subsequent to the end of the lease are expected to be less than

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

the residual value recorded. Other revenues such as loss and damage waiver and service fees relating to the leases, contracts and loans and rental revenues are recognized as they are earned.

     Loans are reported at their outstanding principal balance. Interest income on loans is recognized as it is earned.

Allowance for Credit Losses

     The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts and loans.

Investment in Service Contracts

     The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period, which is seven years. Income on service contracts is recognized monthly as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts.

Property and Equipment

     Rental equipment is recorded at estimated residual value and depreciated using the straight-line method over a period of twelve months.

     Office furniture, equipment and capital leases are recorded at cost and depreciated using the straight-line method over a period of three to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the asset. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income.

Fair Value of Financial Instruments

     For financial instruments including cash and cash equivalents, net investment in leases and loans, accounts payable, and other liabilities, it is assumed that the carrying amount approximates fair value due to their short maturity.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

Interest-Rate Hedging Agreements

     The Company enters into interest-rate hedging agreements to hedge against potential increases in interest rates on the Company's outstanding borrowings. The Company's policy is to accrue amounts receivable or payable under such agreements as reductions or increases in interest expense, respectively.

Debt Issue Costs

     Debt issuance costs incurred in securing credit facility financing are capitalized and subsequently amortized over the term of the credit facility.

Income Taxes

     Deferred income taxes are determined under the liability method. Differences between the financial statement and tax bases of assets and liabilities are measured using the currently enacted tax rates expected to be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal differences between assets and liabilities for financial statement and tax return purposes are the treatment of leased assets, accumulated depreciation and provisions for doubtful accounts. The deferred tax liability is reduced by loss carryforwards and alternative minimum tax credits available to reduce future income taxes.

New Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Internal Use Software," ("SOP 98-1") which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The implementation of SOP 98-1 did not have a material impact on its financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 1999 and the Company will adopt its provisions in 2000. The Company does not expect the statement to have a material impact on its financial position or results of operations.

Reclassification of Prior Year Balances

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current presentation.

                          MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

Net Income Per Common Share

     The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS No. 128") which specifies the computation, presentation and disclosure requirements for net income per common share. Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period, adjusted for a 10-to-1 stock split effected in 1997 and a 2-to-1 stock split which became effective with the Company's initial public offering on February 5, 1999, each as described in Note
H. Dilutive net income per common share gives effect to all dilutive potential common shares outstanding during the period. Under SFAS No. 128, the computation of diluted earnings per share does not assume the issuance of common shares that have an antidilutive effect on net income per common share.



                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                    1997             1998           1999
                                                --------------------------------------------
Net income                                      $    7,652      $    11,924      $    10,728
                                                --------------------------------------------
Shares used in computation:
     Weighted average common shares
        outstanding used in computation of
        net income per common share              9,793,140        9,859,127       12,795,809
     Dilutive effect of redeemable
        convertible preferred stock                 19,600           19,600               --
     Dilutive effect of common stock
        options                                    112,589          153,248          108,422
                                                --------------------------------------------
Shares used in computation of net income
     per common share - assuming
     dilution                                    9,925,329       10,031,975       12,904,231
                                                ============================================
Net income per common share                     $     0.78      $      1.21      $      0.84
                                                ============================================
Net income per common share -
     assuming dilution                          $     0.76      $      1.19      $      0.83
                                                ============================================

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

C. Net Investment in Leases and Loans

     At December 31, 1999, future minimum payments on the Company's lease receivables are as follows:


FOR THE YEAR ENDED
   DECEMBER 31,
------------------
       2000....................                               $ 143,735
       2001....................                                  94,639
       2002....................                                  61,593
       2003....................                                  21,372
       2004....................                                     239
                                                       -----------------
       Total...................                               $ 321,578
                                                       =================



     At December 31, 1999, the weighted average remaining life of leases in the Company's lease portfolio is approximately 29 months and the implicit rate of interest is approximately 37%.

     The Company's business is characterized by a high incidence of delinquencies which in turn may lead to significant levels of defaults. The Company evaluates the collectibility of leases originated and loans based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired.

     The Company takes charge-offs against its receivables when such receivables are 360 days past due. Cumulative net charge-offs after recoveries from the Company's inception to December 31, 1999 have totaled 8.1% of total cumulative receivables plus total billed fees over such period.

     The following table sets forth the Company's allowance for credit losses as of December 31, 1996, 1997, 1998 and 1999 and the related provisions, charge-offs and recoveries for the years ended December 31, 1997, 1998 and 1999.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)


Balance at December 31, 1996.......................                     $23,826
Provision for credit losses........................                     21,713
Charge-offs........................................         24,290
Recoveries.........................................          5,070
                                                            ------
 Charge-offs, net of recoveries....................                     19,220
                                                                       -------

Balance at December 31, 1997.......................                    $26,319
Provision for credit losses........................                     19,075
Charge-offs........................................         28,750
Recoveries.........................................          8,206
                                                            ------
 Charge-offs, net of recoveries....................                     20,544
                                                                       -------

Balance at December 31, 1998.......................                    $24,850
Provision for credit losses........................                     37,836
Charge-offs........................................         35,957
Recoveries.........................................         14,990
                                                            ------
 Charge-offs, net of recoveries....................                     20,967
                                                                       -------

Balance at December 31, 1999.......................                    $41,719
                                                                       =======



     In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. The following table sets forth the Company's estimated residual value as of December 31, 1996, 1997, 1998 and 1999 and changes in the Company's estimated residual value as a result of new originations, and lease terminations for the years ended December 31, 1997, 1998 and 1999.


Balance of Estimated Residual Value at December 31, 1996........    $14,702
New Originations................................................      6,056
Lease Terminations..............................................     (3,974)
Balance of Estimated Residual Value at December 31, 1997........    $16,784
New Originations................................................      6,424
Lease Terminations..............................................     (5,646)
Balance of Estimated Residual Value at December 31, 1998........    $17,562
New Originations................................................      9,753
Lease Terminations..............................................     (6,245)
Balance of Estimated Residual Value at December 31, 1999........    $21,070


     New originations represent the residual value added to the Company's estimated residual value upon origination of new leases. Lease terminations represent the residual value deducted from the

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

company's estimated residual value upon the termination of a lease (i) that is bought out during or at the end of the lease term; (ii) upon expiration of the original lease term when the lease converts to an extended rental contract and
(iii) that has been charged off by the Company.

D. Property and Equipment

     At December 31, 1998 and 1999, property and equipment consisted of the following:


                                                        December 31,
                                                    --------------------
                                                      1998         1999
                                                    -------      -------
Rental Equipment .............................      $ 9,676      $10,652
Computer Equipment ...........................        2,821        3,834
Office Equipment .............................          968        1,137
Leasehold improvements .......................          218          294
                                                    --------------------
                                                     13,683       15,917
Less accumulated depreciation and amortization        6,936        8,204
                                                    ====================
Total ........................................      $ 6,747      $ 7,713
                                                    ====================

     Depreciation and amortization expense totaled $3,787,000, $5,076,000 and $7,597,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     At December 31, 1998 and 1999, computer equipment includes $2,141,000 and $2,055,000 respectively, under capital leases. Accumulated amortization related to capital leases amounted to $1,393,000 and $831,000, in 1998 and 1999, respectively.


E. Notes Payable

Notes Payable

     On December 21, 1999, the Company entered into a revolving line of credit and term loan facility with a group of financial institutions whereby it may borrow a maximum of $150,000,000 based upon qualified lease receivables. This agreement replaced the two revolving credit agreements in place at December 31, 1998. Outstanding borrowings with respect to the revolving line of credit bear interest based either at Prime for Prime Rate loans or the prevailing rate per annum as offered in the interbank Eurodollar market (Eurodollar) plus 1.75% for Eurodollar Loans. If the Eurodollar loans are not renewed upon their maturity they automatically convert into prime rate loans. The prime rates at December 31, 1997, 1998 and 1999 were 8.50%, 7.75%, and 8.50% respectively. The 90-day
Eurodollar rate at December 31, 1999 was 5.9375%.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     At December 31, 1999, the Company had borrowings outstanding under this agreement with the following terms:


TYPE                                                       RATE    AMOUNT
----                                                      ------- --------

Prime ..................................................  8.5000% $ 14,330
Eurodollar .............................................  7.9375%   17,500
Eurodollar .............................................  7.8125%   12,000
Eurodollar .............................................  8.0000%   65,000
                                                                  --------

                       Total Outstanding                          $108,830
                                                                  ========


     At December 31, 1998, the Company had no borrowings outstanding under this agreement.

     Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on September 30, 2001 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over 36 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements.

     In 1998 the Company had a revolving line of credit and term loan facility with a group of financial institutions whereby it could borrow a maximum of $105,000,000 based upon qualified lease receivables. Outstanding borrowings with respect to the revolving line of credit bore interest based either at Prime for Prime Rate loans or London Interbank Offered Rate (LIBOR) plus 1.85% for LIBOR Loans. The 90-day LIBOR at December 31, 1997 and 1998 were 5.91% and 5.2806%, respectively. All outstanding amounts under this facility were repaid on December 21, 1999.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     At December 31, 1998, the Company had borrowings outstanding under the agreement with the following terms:


TYPE                                                         RATE       AMOUNT
----                                                        -------    --------

Prime ..................................................    7.7500%    $   572
LIBOR ..................................................    7.4068%     15,000
LIBOR ..................................................    7.3939%     20,000
Fixed ..................................................    7.7500%      3,709
                                                                       -------

                             Total Outstanding                         $39,281
                                                                       =======

     In 1998, the Company had an additional revolving credit agreement and term loan with a group of financial institutions whereby it could borrow up to a maximum of $35,000,000 based on eligible lease receivables. Outstanding borrowings with respect to the revolving line of credit bore interest based either at prime for prime rate loans or LIBOR plus 1.85% for LIBOR Loans. If the LIBOR loans were not renewed upon their maturity then they automatically converted into prime rate loans. All outstanding amounts under this facility were repaid on December 21, 1999.

     At December 31, 1998, the Company had borrowings outstanding under the agreement with the following terms:

TYPE                                                            RATE     AMOUNT
----                                                           ------- --------

Prime .....................................................    7.7500% $ 5,943
LIBOR .....................................................    7.1938%  10,001
LIBOR .....................................................    7.4103%   7,499
                                                                       -------

                               Total Outstanding                       $23,443
                                                                       =======

     Outstanding borrowings were collateralized by leases and service contracts pledged specifically to the financial institutions. The line of credit was amended and restated in January 1999, and then replaced by the revolving credit loan entered into on December 21, 1999.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     BLT III has three series of notes, the 1996-A Notes, the 1997-A Notes and the 1998-A Notes. In May 1996, BLT III issued the 1996-A Notes in aggregate principal amount of $23,406,563. In August 1997, BLT III issued the 1997-A Notes in aggregate principal amount of $44,763,000 and in November 1998, BLT III issued the 1998-A Notes in aggregate principal amount of $40,769,000. All outstanding amounts under the 1996-A Notes were repaid on October 18, 1999. Outstanding borrowings are collateralized by a specific pool of lease receivables.

     At December 31, 1999, BLT III had borrowings outstanding under the three series of notes with the following terms:

         NOTES SERIES           EXPIRATION    RATE         AMOUNT
         ------------           ----------   -------       -------

1997-A Notes................    1/16/2000    6.4200%       $ 9,498
1998-A Notes................    5/17/2004    6.0300%        25,473
                                                           =======
                          Total                            $34,971
                                                           =======

     At December 31, 1998, BLT III had borrowings outstanding under the three series of notes with the following terms:

         NOTES SERIES          EXPIRATION     RATE         AMOUNT
         ------------          ----------    -------       -------

1996-A Notes................   5/16/2000     6.6900%       $ 4,752
1997-A Notes................   1/16/2000     6.4200%        23,944
1998-A Notes................   5/17/2004     6.0300%        38,703
                                                           =======
                          Total                            $67,399
                                                           =======

     At December 31, 1998 and 1999, the Company also had other notes payable which totaled $298,000 and $1,070,000, respectively. The notes are due on demand and bear interest at a rate of prime less 1.00%. Other notes payable include amounts due to stockholders of the Company at December 31, 1998 and 1999 of $248,000 and $1,040,000, respectively. Interest paid to Stockholders under such notes was not material for the years ended December 31, 1997, 1998 and 1999.

Subordinated Notes Payable

     At December 31, 1998 and 1999, the Company also had senior subordinated and subordinated debt outstanding amounting to $24,421,000 and $9,238,000 net of unamortized discounts of $113,000 and $49,000, respectively. This debt is subordinated in the rights to the Company's assets to notes payable to the primary lenders as described above. Outstanding borrowings bear interest ranging from 8.5% to 14% for fixed rate financing and prime plus 3% to 4% for variable

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

rate financing. These notes have maturity dates ranging from January 2000 to October 2003. The Company has three senior subordinated notes. The first was issued in August 1994 at 12% to a financial institution with an aggregate principal amount of $7,500,000. Cash proceeds from this note were $6,743,108, net of a discount of $756,892 which is being amortized over the life of the note. This senior note requires annual payments of $1,500,000 commencing on July 15, 1997 until the note matures in July 2001. The second senior subordinated note was issued in October 1996 at 12.25% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires monthly payments of (i) $125,000 for the period November 1, 1998 through October 1, 2000 and (ii) $166,667 for the period November 1, 2000 until the note matures in October 1, 2001. In April 1999, this note was amended to require monthly payments of $250,000 for the period May 1, 1999 until the note matures on September 1, 2000. The third senior subordinated note was issued in October 1996 at 12.60% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires quarterly payments of $250,000 commencing on March 15, 1999 until the note matures in October 2003. The most restrictive covenants of the senior subordinated note agreements have minimum net worth and interest coverage ratio requirements and restrictions on payment of dividends. At December 31, 1999 subordinated notes payable include $102,000 due to stockholders. Interest paid to stockholders under such notes, at rates ranging between 8% and 14%, amounted to $472,000, $488,000 and $104,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Repayment Schedule

     At December 31, 1999, the repayment schedule for outstanding notes and subordinated notes is as follows:


FOR THE YEAR ENDED
   DECEMBER 31,
------------------
       2000 ...........................................      $  27,266
       2001 ...........................................         15,970
       2002 ...........................................          1,057
       2003 ...........................................          1,035
                                                             ---------
                                                                45,328
       Outstanding balance of revolving credit facility        108,830
       Unamortized discount on senior subordinated debt            (49)
       Total ..........................................      $ 154,109
                                                             =========

     It is estimated that the carrying amounts of the Company's borrowings under its variable rate revolving credit agreements approximate their fair value. The fair value of the Company's short-term and long-term fixed rate borrowings is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1998 and 1999, the aggregate carrying value of the Company's fixed rate borrowings was approximately $95,500,000 and $103,786,000, respectively, with an estimated fair value of approximately $96,000,000 and $105,082,000, respectively.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)


F. Redeemable Preferred Stock:

     At December 1998 and 1999, the Company had authorized 5,000,000 shares of preferred stock ("preferred stock") with a par value of $0.01 of which zero shares were issued and outstanding. At December 31, 1998, the Company had authorized 9,800 shares of the Series C Convertible Preferred Stock with a par value of $1.00 of which all were issued and outstanding. Upon completion of the Company's initial public offering on February 5, 1999, the 9,800 Series C preferred shares were automatically converted to 19,600 common shares.

G. Stockholders' Equity:

Common Stock

     The Company had 25,000,000 authorized shares of common stock with a par value of $.01 per share of which 9,932,766 and 13,347,726 shares (giving effect to the two stock splits referred to above) were issued and outstanding at December 31, 1998 and 1999, respectively.

Treasury Stock

     The Company had 142,590 and 667,790 shares of common stock in treasury at December 31, 1998 and 1999, respectively, and 9,800 shares of preferred stock in treasury at December 31, 1998. Upon completion of the Company's initial public offering on February 5, 1999, the 9,800 Series C preferred shares in treasury were automatically converted to 19,600 common shares.

Stock Options

     In 1987, the Company adopted its 1987 Stock Option Plan (the "Plan") which provided for the issuance of qualified or nonqualified options to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved an amendment to the plan, as a result of the June 16, 1997 stock split. Pursuant to this amendment, the aggregate number of shares issued could not exceed 1,220,000 and the exercise price of any outstanding options issued pursuant to the Plan would be reduced by a factor of ten and the number of outstanding options issued pursuant to the Plan would be increased by a factor of ten. The Company adopted the 1998 Equity Incentive Plan (the "1998 Plan") on July 9, 1998. The 1998 Plan permits the Compensation Committee of the Company's Board of Directors to make various long-term incentive awards, generally equity-based, to eligible persons. The Company reserved 2,000,000 shares of its common stock for issuance pursuant to the 1998 Plan. Qualified stock options, which are intended to qualify as "incentive stock options" under the Internal Revenue Code, may be issued to employees at an exercise price per share not less than the fair value of the common stock at the date granted as determined by the Board of Directors. Nonqualified stock options may be issued to officers, employees and directors of the Company as well as consultants and agents of the Company at an exercise price per share not

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

less than fifty percent of the fair value of the common stock at the date of grant as determined by the Board. The vesting periods and expiration dates of the grants are determined by the Board of Directors. The option period may not exceed ten years.

The following summarizes the stock option activity:


                                                                                      WEIGHTED
                                                                                      AVERAGE
                                              SHARES         PRICE PER SHARE       EXERCISE PRICE
                                           -------------------------------------   ---------------

Outstanding at December 31, 1996                381,660     $ 0.6375 to $ 1.95         $ 1.705
Exercised                                      (120,910)    $ 0.6375 to $ 1.95         $ 0.975
Canceled                                         (9,750)          $1.95                $ 1.950

Outstanding at December 31, 1997                251,000     $ 0.6375 to $ 1.95         $ 1.870
Exercised                                      (114,166)    $ 0.6375 to $ 1.95         $ 1.859
Canceled                                        (16,454)          $1.95                $ 1.950

Outstanding at December 31, 1998                120,380     $ 0.6375 to $ 1.95         $ 1.866
Exercised                                       (14,960)    $ 0.6375 to $ 1.95         $ 1.531
Canceled                                        (58,500)    $ 1.95   to $12.313        $10.807
Granted                                         890,000     $12.063  to $13.544        $12.447

Outstanding at December 31, 1999                936,920     $ 0.6375 to $13.544        $11.357


     The options vest over five years and are exercisable only after they become fully vested. At December 31, 1998 and 1999, 6,682 and 47,920, respectively of the outstanding options were fully vested.

     At December 31, 1998 and 1999, 139,980 and 936,920 shares, respectively of common stock were reserved for conversion of redeemable convertible preferred stock and common stock option exercises.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     Information relating to stock options at December 31, 1999, summarized by exercise price is as follows:

                   OUTSTANDING                                              EXERCISABLE
----------------------------------------------------               -----------------------------
                                          WEIGHTED                    WEIGHTED
                                          AVERAGE                     AVERAGE
  EXERCISE PRICE            SHARES      LIFE (YEARS)               EXERCISE PRICE         SHARES
----------------------------------------------------               -----------------------------
 $           0.6375          2,920         2.25                       $  0.6375              920
 $           1.9500         94,000         3.00                       $  1.95             47,000
 $          12.3130        709,391         6.25                       $ 12.3130                0
 $          13.5440         40,609         6.25                       $ 13.5440                0
 $          13.1250         80,000         6.30                       $ 13.1250                0
 $          12.0630         10,000         6.70                       $ 12.0630                0
                           -------                                                        ------
 $0.6375 to $13.544        936,920         5.92                       $  1.925            47,920
                           =======                                                        ======


     All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123"). SFAS No. 123 requires that compensation under a fair value method be determined using a Black-Scholes option-pricing model and disclosed in a pro forma effect on earnings and earnings per share. Had compensation cost for stock based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income applicable to common stock for the years ended December 31, 1997, 1998 and 1999 would have been $7,644,000, $11,918,000, and
$9,812,000 respectively. Pro forma net income per common share for the year ended December 31, 1999, would have been $0.76 rather than $0.83 as reported.

     The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions. For grants in 1995: an expected life of the options of seven years, a risk-free interest rate of approximately 5.5%, a dividend yield of 4%, and no volatility. For grants in 1999: an expected life of the options of seven years, a risk-free interest rate of approximately 6.5%, a dividend yield of 1.25%, and volatility of 48.68%. The weighted average fair value at date of grant for options granted during 1995 approximated $.27 per option and the weighted average fair value at date of grant for options granted during 1999 approximated $6.46 per option. There were no options granted in 1996, 1997 or 1998.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

H. Income Taxes

The provision for income taxes consists of the following:

                         FOR THE YEARS ENDED DECEMBER 31,
                        ----------------------------------
                           1997        1998        1999
Current:
      Federal             $  898      $  500      $3,467
      State                   91         125          77
                        ----------------------------------
                             989         625       3,544
                        ----------------------------------

Deferred:
      Federal              3,703       6,447       2,310
      State                1,194       1,138       1,655
                        ----------------------------------
                           4,897       7,585       3,965
                        ----------------------------------

               Total      $5,886      $8,210      $7,509
                        ==================================


     At December 31, 1998 and 1999, the components of the net deferred tax liability were as follows:

                                                  1998          1999
                                                ------------------------

Investment in leases, other than allowance      $ 35,257       $ 89,031
Allowance for credit losses                         (986)       (11,289)
Debt issue costs                                     391            209
Depreciation                                     (11,887)       (55,122)
Alternative minimum tax                           (4,483)        (6,530)
Loss carryforwards                                (8,151)             0
Deferred receivables                               8,413          6,221
                                                ========================
               Total                            $ 18,554       $ 22,520
                                                ========================

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate:


                                             FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                               1997        1998        1999

Federal statutory rate                         34.0%       35.0%       35.0%
State income taxes, net of federal benefit      6.7%        5.7%        5.8%
Nondeductible expenses and other                2.8%        0.1%        0.4%
                                             --------------------------------
Effective income tax rate                      43.5%       40.8%       41.2%
                                             ================================


At December 31, 1998, the Company had loss carryforwards of approximately $19,800,000 which were utilized in 1999.

I. Commitments and Contingencies

Operating and Capital Leases

     The Company's lease for its facility in Waltham, Massachusetts expires in 2004. This lease contains one five-year renewal option with escalation clauses for increases in the lessor's operating costs. The Company's lease for its facilities in Newark California expires in 2001. The Company's lease for its facilities in Woburn, Massachusetts expires in 2003.

     The Company also has entered into various operating lease agreements ranging from three to four years for additional office equipment. At December 31, 1999, the future minimum lease payments under noncancelable operating leases with remaining terms in excess of one year are as follows:


              FOR THE YEAR ENDED
                 DECEMBER 31,
              ------------------
                    2000 ..................      $1,457
                    2001 ..................       1,443
                    2002 ..................       1,387
                    2003 ..................       1,343
                                                 ------
                    Total .................      $5,630
                                                 ======

     Rental expense under operating leases totaled $991,000, $1,131,000, and $1,567,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     The Company has entered into various capital lease agreements ranging from three to four years for office equipment, computer equipment and telecommunication systems. At December 31, 1999 future minimum lease payments under capital leases were as follows:


              FOR THE YEAR ENDED
                 DECEMBER 31,
              ------------------

                    2000 .............................      $   567
                    2001 .............................          446
                    2002 .............................          297
                    2003 .............................           96
                                                            -------
                    Total minimum lease payments .....        1,406
                    Less amounts representing interest         (162)
                                                            -------
                    Total ............................      $ 1,244
                                                            =======




Legal Matters

     Management believes, after consultation with counsel, that the allegations against the Company included in the lawsuits described below are without merit, and the Company is vigorously defending each of the allegations. The Company also is subject to claims and suits arising in the ordinary course of business. At this time, it is not possible to estimate the ultimate loss or gain, if any, related to these lawsuits, nor if any such loss will have a material adverse effect on the Company's results of operations or financial position.

     I. On August 24, 1999, a purported class action lawsuit was filed in Middlesex Superior Court for The Commonwealth of Massachusetts against the Company and its wholly-owned subsidiary Leasecomm Corporation ("Leasecomm").

     The complaint has been amended four times, most recently by the Fourth Amended Complaint and Jury Claim filed on or about November 4, 1999 (as amended, the "Clark Complaint").

The purported class consists of individuals and businesses that have been sued by Leasecomm in a Massachusetts court for allegedly breaching Leasecomm's Non Cancellable Equipment Lease Agreement or Non Cancellable Lease Agreement (the "Lease Agreements") containing a forum selection clause. The forum selection clause is an agreement between the parties to the Lease Agreements to submit to the jurisdiction of the courts of The Commonwealth of Massachusetts for the bringing of any suit or other proceeding. The purported class would be limited to individuals and businesses that: have no place of business or residence in New England; have been sued in a Massachusetts court for breach of the Lease Agreements; had no more than three employees as of the date of the Lease Agreement; had been in existence for no more than three years as of the date of the Lease Agreement; and had entered into Lease Agreements with scheduled monthly lease payments which aggregated to less than $5,000.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     The Clark Complaint alleges that enforcement of the forum selection clause is not fair or reasonable because, among other things, litigation in Massachusetts is prohibitively costly and time consuming for purported class members, purported class members have no choice but to enter into the Lease Agreement because of Leasecomm's greater bargaining power, and purported class members allegedly have valid defenses to the claims asserted against them by Leasecomm. The Plaintiffs seek: a declaration that the forum selection clause is not fair or reasonable as to purported class members and that the Massachusetts courts lack personal jurisdiction over purported class members; dismissal without prejudice of all cases pending in Massachusetts against purported class members; a permanent injunction preventing Leasecomm and its affiliates from bringing suit in Massachusetts against purported class members; a permanent injunction preventing Leasecomm or its affiliates from entering into Lease Agreements containing the forum selection clause; unspecified monetary damages against Leasecomm and the Company in favor of purported class members equal to double or treble the moneys collected in connection with lawsuits filed against purported class members in Massachusetts courts, together with attorneys' fees and costs.

     The parties have filed various motions with the Court, which will be heard by the Court within the next several months.

     Since this matter is in an early stage, there can be no assurance as to its eventual outcome. However, the forum selection clause at issue in this litigation has been enforced in other cases.

     II. On June 3, 1999 a purported class action lawsuit was filed in Middlesex Superior Court in The Commonwealth of Massachusetts against Leasecomm. The complaint was amended on or about July 26, 1999 (as amended, the "McKenzie-Pollock Complaint"). On September 3, 1999 Leasecomm removed the action to the United States District Court for the District of Massachusetts.

     The purported class consists of individuals who entered into a Lease Agreement with Leasecomm between June 4, 1993 and the date of the McKenzie-Pollock Complaint.

     Plaintiffs allege: that Leasecomm causes individuals to enter into non-cancellable, long-term leases when there is no reasonable expectation that most of the individuals would need or use the equipment for the duration of the lease term; that Leasecomm conceals or misrepresents the nature of the terms of its Lease Agreements; that the Lease Agreements are non-negotiable adhesion contracts which are oppressive and unfair; that the cost of acquiring the equipment through Leasecomm is often double or triple the retail cost of the equipment; that Leasecomm violates state usury laws; that Leasecomm engages in unfair debt collection practices; that Leasecomm brings lawsuits against purported class members in Massachusetts even though it has no jurisdiction over them in Massachusetts courts; that Leasecomm fails to make proper service and then files pleadings which state that proper service was made, thereby obtaining default judgments against certain members of the purported class; that Leasecomm conspired with its salespersons to cause members of the purported class to enter into unconscionable leases by concealing and misrepresenting their terms; that Leasecomm failed to comply with the Truth in Lending Act and the Massachusetts

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

Consumer Credit Cost Disclosure Act; and that Leasecomm has engaged in unfair trade practices in violation of the Massachusetts consumer protection statute.

     Plaintiffs and the members of the purported class seek: unspecified damages for monetary losses allegedly sustained by them as a result of this conduct by Leasecomm and reimbursement of costs and attorneys' fees; treble damages and other punitive damages; rescission of the Lease Agreements, or a declaration that they are void, and return of all moneys paid to Leasecomm; and damages for unjust enrichment.

     The parties have filed various motions with the Court. In December, 1999, the Court granted Leasecomm's motion to dismiss in part, and ordered that the federal Truth in Lending and Fair Debt Collection Practices claims be dismissed. The Court then ordered the remaining claims to be remanded to the Middlesex Superior Court for further proceedings, including decisions on the balance of Leasecomm's motion to dismiss, since all federal claims in the case had been dismissed. Leasecomm subsequently filed a renewed motion to dismiss in the Superior Court, again asserting that the remaining non-federal claims are legally insufficient and should have been presented in earlier court proceedings, which will be heard by the Court within the next several months.

     Since this matter is in an early stage, there can be no assurance as to its eventual outcome.

     III.On October 25, 1999, a purported class action lawsuit was filed in Middlesex Superior Court in The Commonwealth of Massachusetts against Leasecomm (the "Lamar Complaint"). The purported class consists of all individuals and businesses who, on or after September 28, 1996, signed a Leasecomm agreement which states that it is "non-cancelable" and/or contains certain standard provisions relating to delivery and acceptance of the leased equipment and warranties and servicing for the equipment. The Plaintiffs contend that these particular lease terms are contrary to Article 2A of the Uniform Commercial Code as adopted in Massachusetts and that Leasecomm's use of these terms constitutes an unfair and deceptive trade practice under Chapter 93A of the Massachusetts General Laws. The Plaintiffs seek a declaration that the lease terms in question are unfair and deceptive and that Leasecomm's use of those terms is unfair and deceptive. The Plaintiffs also seek a Court order requiring Leasecomm to notify all purported class members of the Court's ruling in the case; to stop using the lease terms or similar lease terms which allegedly misstate lessees' rights under Massachusetts law; to refrain from enforcing those lease terms against any of the purported class members; to refrain from providing or communicating incorrect information regarding lessees' rights under Massachusetts law; and to include in every lease agreement language which conspicuously describes the rights of lessees under Massachusetts law. Finally, the Plaintiffs seek reimbursement of their costs and attorneys' fees.

     The parties have filed various motions with the Court, which will be heard by the Court over the next several months.

     Since this matter is in an early stage, there can be no assurance as to its eventual outcome.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

     IV. On January 20, 2000, the Company filed suit against Sentinel Insurance Company Limited ("Sentinel"), in the United States District Court for the District of Massachusetts (the "Sentinel Complaint"). On August 18, 1999, Sentinel had issued a Business Performance Insurance Policy (the "Policy") to the Company as collateral for a Twelve Million Dollar ($12,000,000) loan (the "Loan") that the Company had made to Premier Holidays International, Inc. ("Premier"). The Loan was personally guaranteed by Premier's President, Daniel DelPiano ("DelPiano"). Pursuant to the terms of the Policy, Sentinel was obligated to make payment to the Company for any and all amounts payable under the terms of the Loan, in the event a default by Premier occurred. After Premier and DelPiano defaulted on their repayment obligations, the Company made demand on Sentinel for payment under the Policy. The Company filed the Sentinel Complaint after Sentinel refused to make payment to the Company under the Policy. On February 3, 2000, the Company amended its Complaint to assert claims against Premier and DelPiano arising out of their failure to make payments required under the Loan and the personal guaranty. On March 1, 2000, the Company filed a motion for summary judgment on its claims against Sentinel, seeking judgment in the amount of approximately $13.0 million, plus post-judgment interest and attorneys' fees.

     Subsequently, on January 26, 2000, Premier and DelPiano filed suit against the Company, its wholly-owned subsidiary, Leasecomm Corporation, and Sentinel in the Superior Court of Fulton County, Georgia (the "Premier Complaint"). Premier and DelPiano allege that, notwithstanding the plain wording of both the Loan and the Policy, Premier agreed to borrow the full amount of the Loan only upon alleged representations by the Company that it would loan Premier an additional Forty-Five Million Dollars ($45,000,000). The documents evidencing the Loan, and the documents evidencing the Policy, refer only to the amount of the Loan ($12,000,000), and not to any greater amount. Premier alleges that, as a result, it has suffered actual and consequential damages in the amount of Seven Hundred Sixty-Nine Million Three Hundred Fifty Thousand Dollars ($769,350,000) plus interest, costs, and attorneys' fees. Premier also seeks punitive damages in the amount of Five Hundred Million Dollars ($500,000,000). Premier also seeks injunctive relief barring the Company and Leasecomm from making demand on or commencing court action to collect on the Policy.

     On February 22, 2000, Leasecomm removed this case to federal court for the Northern District of Georgia. The parties have filed various motions with the Court, which will be heard over the next several months. Among the Company's and Leasecomm's motions, are motions to dismiss the Premier Complaint, or, alternatively, to transfer this case to federal court in Massachusetts; and, a motion for preliminary injunction regarding the Sentinel Complaint, seeking an order requiring Sentinel, Premier and Del Piano to turn over to the Company any collateral in their possession or to which the Company and Leasecomm may be entitled as a result of both Premier's and Sentinel's defaults under the Loan and the Policy, respectively.

     Since this matter is in an early stage, there can be no assurance as to its eventual outcome.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

J. Employee Benefit Plan:

     The Company has a defined contribution plan under Section 401 (k) of the Internal Revenue Code to provide retirement and profit sharing benefits covering substantially all full-time employees. Employees are eligible to contribute up to 15% of their gross salary. The Company will contribute $.50 for every $1.00 contributed by an employee up to 3% of the employee's salary. Vesting in the Company contributions is over a five-year period based upon 20% per year. The Company's contributions to the defined contribution plan were $106,000, $134,000, and $102,000 for the years ended December 31, 1997, 1998 and 1999, respectively.


K. Interest Rate Swap

     The Company is exposed to market risks brought on by changes in interest rates. Derivative financial instruments are used by the Company to reduce those risks, as explained in this note.

(a) Notional amounts and credit exposures of derivatives

     The notional amount of derivatives, as summarized in section (b) below, do not represent amounts that are exchanged by the parties, and thus are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on other terms of the interest rate swap derivatives, and the volatility of these rates and prices.

     The Company would be exposed to credit-related losses in the event of nonperformance by the counter-parties that issued the financial instruments. The Company does not expect the counterparty to interest rate swaps to fail to meet their obligations, given its high credit rating. The credit exposure of derivative contracts is represented by the positive fair value of contracts at the reporting date, reduced by the effects of the master netting agreement. The Company does not give or receive collateral on its interest rate swaps due to its own credit rating and that of its counterparty.

(b) Interest Rate Risk Management

     Interest rate swap contracts involve the exchange by the Company with another party of their respective commitments to pay or receive interest, e.g., and exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The Company has entered into this contract to reduce the impact of changes in interest rates on its floating rate debt.

     The Company has entered into this interest rate swap agreement only on a net basis, which means that the two payment streams are netted out, with the Company receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of payments that the Company is contractually

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

entitled to receive, if any. Interest rate swaps entered into by the Company may not be readily marketable.

     At December 31, 1999, the Company had outstanding, one interest rate swap agreement with one of its banks, having a total notional principal amount of $17,500,000. The agreement effectively changes the Company's interest rate exposure on $17,500,000 of its floating rate $150,000,000 revolving line of credit due September 30, 2001 to a fixed 8.35%. The interest rate swap matures on July 10, 2000. The interest differential paid or received on the swap agreement is recognized as an adjustment to interest expense. Interest expense related to the swap was $78,000, $177,000, and $215,000 for the years ended December 31, 1997, 1998 and 1999, respectively. At December 31, 1999, the fair market value of this interest rate swap, which represents the amount the Company would receive or pay to terminate the agreement, is a net payable of $59,000, based on dealer quotes.

     The market risk exposure from the interest rate swap is assessed in light of the underlying interest rate exposures. Credit risk exposure from the swap is minimized as the agreement is with a major financial institution.

L. Concentration of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of lease and loan receivables and cash and cash equivalent balances. To reduce the risk to the Company, credit policies are in place for approving leases and loans, and lease pools are monitored by management. In addition, the cash and cash equivalents are maintained with several high quality financial institutions.

     One dealer accounted for approximately 10.7%, 11.6% and 14.7% of all originations during the year ended December 31, 1997, 1998 and 1999, respectively. Another dealer accounted for approximately 2.6%, 3.5% and 10.1% of all originations during the year ended December 31, 1997, 1998 and 1999, respectively. No other dealer accounted for more than 10% of the Company's origination volume during the years ended December 31, 1997, 1998, or 1999.

     The Company originates and services leases, contracts and loans in all 50 states of the United States and its territories. As of December 31, 1999, leases in California, Florida, Texas, Massachusetts and New York accounted for approximately 45% of the Company's portfolio, with only California accounting for more than 10% of the total portfolio, at approximately 15%. None of the remaining states accounting for more than 4% of such total.

M. Subsequent Events  (Unaudited)

     On February 14, 2000, the Company's board of directors authorized the Company to purchase $5,000,000 of MicroFinancial common stock. This is in addition to the 1,000,000 shares the board of directors authorized the Company to buy back in 1999. As of March 22, 2000, the company has bought back a total of 664,600 shares at a cost of approximately $7.2 million.

     On March 21, 2000 the Company closed a $50.0 million on balance sheet securitization. The securitization is insured by AMBAC and was rated AAA by Standard & Poors and Aaa by Moody's Investors Service. The proceeds from the securitization were used to pay down the Company's credit facility so that as of March 22, 2000 has an outstanding principal balance of $82.5 million.


N. Selected Quarterly Data  (Unaudited)

     The following is a summary of the unaudited quarterly results of operations of the Company for 1998 and 1999.


                                                               1998                                       1999
                                            ----------------------------------------    -----------------------------------------
                                             FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                            QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                            -------    -------    -------    -------    -------    -------    -------    -------
Revenues:
    Income on leases and loans              $11,510    $11,836    $11,939    $12,056    $12,377    $13,661    $14,232    $ 15,275
    Income on service contracts
      rental and fees                         6,578      6,624      7,345      8,612     10,078     10,050     10,591      12,197
                                            -------    -------    -------    -------    -------    -------    -------    --------
        Total revenues                       18,088     18,460     19,284     20,668     22,455     23,711     24,823      27,472
                                            -------    -------    -------    -------    -------    -------    -------    --------
Expenses:
    Selling general and administrative        4,281      5,062      4,940      5,778      6,004      5,708      6,232       6,472
    Provision for credit losses               4,575      3,698      4,294      6,508      5,399      6,064      5,888      20,485
    Depreciation and amortization             1,177      1,274      1,416      1,209      1,687      1,767      2,038       2,105
    Interest                                  2,820      3,133      3,247      2,954      2,620      2,366      2,602       2,787
                                            -------    -------    -------    -------    -------    -------    -------    --------
        Total expenses                       12,853     13,167     13,897     16,449     15,710     15,905     16,760      31,849
                                            -------    -------    -------    -------    -------    -------    -------    --------
Income before provision for income taxes      5,235      5,293      5,387      4,219      6,745      7,806      8,063      (4,377)
                                            -------    -------    -------    -------    -------    -------    -------    --------

Net Income                                  $ 3,111    $ 3,134    $ 3,215    $ 2,464    $ 3,969    $ 4,543    $ 4,741    $ (2,525)
                                            -------    -------    -------    -------    -------    -------    -------    --------

Net Income per common share - basic            0.32       0.32       0.32       0.25       0.33       0.34       0.36       (0.20)
Net Income per common share - diluted          0.31       0.31       0.32       0.25       0.33       0.34       0.36       (0.20)
Dividends per common share                    0.030      0.035      0.035      0.035      0.035      0.040      0.040       0.040



     During the fourth quarter of 1999, the Company recorded a special provision of $12.7 million for a loan made to one company, collateralized by approximately 3,500 micro-ticket consumer contracts and guaranteed by, among other security, an insurance performance bond. The Company is currently involved in litigation with the company and the insurance company, see "Legal Proceedings".